SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cactus Acquisition Corp. 1 Ltd

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G1745A108

(CUSIP Number)

Emmanuel Meyer

EVGI Limited

143 Station Road

Hampton, TW12 2AL

United Kingdom

(609) 495-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS EVGI Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,360,000 (i) (ii)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,360,000 (i)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,000 (i) (ii)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.50% (iii)
14	TYPE OF REPORTING PERSON CO

(i)

Consists of 2,359,999 Class A ordinary shares and 1 Class A ordinary share issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by EVGI Ltd (“EVGI”). The Shares were acquired pursuant to the Purchase Agreement, dated as of February 9, 2024 (“Purchase Agreement”), by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), Cactus Healthcare Management LP and EVGI. On February 23, 2024, the transactions contemplated by the Purchase Agreement were consummated and EVGI purchased the Shares. On April 8, 2024, EVGI transferred 170,000 Shares the Issuer’s directors.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of April 15, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2024.

PAGE 2 OF 8 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Emmanuel Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,480,000 (i) (ii)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,480,000 (i)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,480,000 (i) (ii)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.87% (iii)
14	TYPE OF REPORTING PERSON CO

(i)

Consists of 2,359,999 Class A ordinary shares and 1 Class A ordinary share issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by EVGI Ltd (“EVGI”) and 120,000 Class A ordinary shares that are held by Mr. Meyer directly. Mr. E. Meyer is the sole shareholder of EVGI and a minority shareholder in Evergreen Investment Partners AG (“Evergreen”), which is the sole shareholder of EVGI. As such, Mr. E. Meyer has voting and investment discretion with respect to the shares held by EVGI. Accordingly, Mr. E. Meyer may be deemed to have beneficial ownership of the Shares held by EVGI. Mr. E. Meyer disclaims any beneficial ownership of the reported Shares other than to the extent of any pecuniary interest he may have therein. The Shares were acquired pursuant to the Purchase Agreement, dated as of February 9, 2024 (“Purchase Agreement”) by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), Cactus Healthcare Management LP and EVGI. On February 23, 2024, the transactions contemplated by the Purchase Agreement were consummated and EVGI purchased the Shares. On April 8, 2024, EVGI transferred 120,000 Shares to Mr. E. Meyer and a further 50,000 shares to the Issuer’s other directors.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of April 15, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2024.

PAGE 3 OF 8 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Evergreen Investment Partners AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,360,000 (i) (ii)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,360,000 (i)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,000 (i) (ii)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.50% (iii)
14	TYPE OF REPORTING PERSON CO

(i)

Consists of 2,359,999 Class A ordinary shares and 1 Class A ordinary share issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by EVGI Ltd (“EVGI”). Evergreen Investment Partners AG (“Evergreen”) is the sole shareholder of EVGI. Evergreen disclaims beneficial ownership of the Shares held by EVGI, except to the extent of any pecuniary interest it may have therein. The Shares were acquired pursuant to the Purchase Agreement, dated as of February 9, 2024 (“Purchase Agreement”), by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), Cactus Healthcare Management LP and EVGI. On February 23, 2024, the transactions contemplated by the Purchase Agreement were consummated and EVGI purchased the Shares. On April 8, 2024, EVGI transferred 170,000 Shares the Issuer’s directors.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of April 15, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2024.

PAGE 4 OF 8 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Rafael Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION URUGUAY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,359,000 (i) (ii)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,359,000 (i)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,359,000 (i) (ii)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.50% (iii)
14	TYPE OF REPORTING PERSON CO

(i)

Consists of 2,359,999 Class A ordinary shares and 1 Class A ordinary share issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by EVGI Ltd (“EVGI”). Evergreen Investment Partners AG (“Evergreen”) is the sole shareholder of EVGI. Rafael Meyer is the controlling shareholder of Evergreen. As such, Mr. R. Meyer may have voting and investment discretion with respect to the shares held by EVGI. Mr. R. Meyer disclaims beneficial ownership of the Shares held by EVGI, except to the extent of any pecuniary interest he may have therein. The Shares were acquired pursuant to the Purchase Agreement, dated as of February 9, 2024 (“Purchase Agreement”), by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), Cactus Healthcare Management LP and EVGI. On February 23, 2024, the transactions contemplated by the Purchase Agreement were consummated and EVGI purchased the Shares. On April 8, 2024, EVGI transferred 170,000 Shares the Issuer’s directors.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of April 15, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2024.

PAGE 5 OF 8 PAGES

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Cactus Acquisition Corp. 1 Ltd, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 4B Cedar Brook Drive, Cranberry, NJ 08512.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by

1.	EVGI Ltd (“EVGI”), with respect to the Shares directly and beneficially owned by it;

2.	Emmanuel Meyer as the sole director of EVGI; and

3.	Evergreen Investment Partners AG (“Evergreen”), as the sole shareholder of EVGI; and

4.	Rafael Meyer as the controlling shareholder of Evergreen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The address of the principal office of EVGI is 143 Station Road, Hampton, TW12 2AL, United Kingdom.

The principal office of Evergreen is Bundesstrasse 3, Zug, Switzerland 6300.

The principal business address of Emmanuel Meyer is c/o EVGI Limited, 143 Station Road, Hampton, TW12 2AL, United Kingdom.

The principal business address of Rafael Meyer is Francisco Solano Antuña 2692 ap 2692 ap 101, Montevideo 11200, Uruguay.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	EVGI is a private limited company organized under the laws of England and Wales.

Evergreen is an Aktiengesellschaft, or limited company, organized under the laws of Switzerland.

Emmanuel Meyer is a citizen of the United Kingdom.

Rafael Meyer is a citizen of Uruguay.

Item 3. Source and Amount of Funds or Other Consideration.

NA

Item 4. Purpose of Transaction.

On April 8, 2024 EVGI transferred 120,000 Class A Ordinary Shares to Mr. Emmanuel Meyer and a further 50,000 Class A Ordinary Shares to the Issuer’s other directors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a), (c) and (e) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)

Calculation of the percentage of Class A Ordinary Shares beneficially owned is based on 5,074,870 Class A Ordinary Shares outstanding as of April 15, 2024, as reported in the Issuer’s Annual Report on Form 810-K filed with the Securities and Exchange Commission on April 15, 2024.

(b)

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Persons and the number of shares as to which the Reporting Persons have sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages to this Schedule 13D and are incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A Ordinary Shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2024

EVGI Ltd

By:	/s/ Emmanuel Meyer
Name: Emmanuel Meyer
Title: Director

Emmanuel Meyer

/s/ Emmanuel Meyer

Evergreen Investment Partners AG

By:	/s/ Rafael Meyer
Name: Rafael Meyer
Title: Director

Rafael Meyer

/s/ Rafael Meyer